PLAN AND AGREEMENT OF MERGER

THIS PLAN AND AGREEMENT OF MERGER (this “Agreement”) is entered into as of the 12th day of October, 2001, by and among e-Synergies, inc., a California corporation (“e-Synergies”), e2 Acquisition Corp., a Texas corporation which is a wholly owned subsidiary of e-Synergies (“Merger Sub”) (e-Synergies and Merger Sub collectively, the “e-Synergies Parties”) and e2 Communications, Inc., a Texas corporation (“e2”).  Capitalized terms not defined in this Agreement have the meanings ascribed to them in Annex 1 hereto.

RECITALS

WHEREAS, the Board of Directors of each of e-Synergies, Merger Sub and e2 has determined that it is in the best interests of their respective stockholders for e-Synergies to acquire e2 upon terms and subject to the conditions set forth herein;

WHEREAS, the e-Synergies Parties and e2 are desirous of effecting a merger, all upon the terms and conditions set forth herein.

NOW, THEREFORE, the e-Synergies Parties and e2, intending to be legally bound, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby represent, warrant, covenant, and agree as follows:

SECTION 1

THE MERGER

1.1           Merger.  Subject to the terms and conditions of this Agreement, Merger Sub shall be merged with and into e2 in a transaction intended to qualify for non recognition treatment in accordance with Section 368(a)(1)(A) and (a)(2)(E) of the Code other than for those e2 shareholders who receive Cash Consideration (as hereinafter defined) for whom the issuance of such Cash Consideration shall be deemed a taxable event.

SECTION 2

TERMS OF MERGER

2.1           Terms of Merger; Effective Time.  The terms of merger (the “Merger”) are:

(a)           Merger Sub shall be merged with and into e2 in accordance with the statutory provisions of Texas law.

(b)           e2 shall be the surviving corporation, and the corporate identity, existence, purposes, powers, franchises, rights, and immunities of e2 shall continue unaffected and unimpaired by the merger.  The Articles of Incorporation and By-Laws, each as heretofore amended, of e2 shall remain in effect and unaltered as the Articles of Incorporation and By-Laws of the surviving corporation, and the duly qualified and acting directors and officers of Merger Sub immediately prior to the Effective Time, shall become the directors and officers of the surviving corporation.  The corporate identity, existence, purposes, powers, franchises, rights, and immunities of Merger Sub shall be merged into e2, and e2 shall be fully vested therewith.

(c)           Immediately after the Closing, the Merger shall be effected by filing with the Texas Secretary of State’s Office (“Texas SOS”)the Certificate of Merger and the time at which the Certificate of Merger is accepted by Texas SOS shall be the “Effective Time” of the Merger.  e-Synergies shall cause the Certificate of Merger to be so filed and recorded within one (1) business day after the Closing Date.

(d)           The separate existence of Merger Sub, except insofar as specifically otherwise provided by law, shall cease at the Effective Time, whereupon e2 and Merger Sub shall become a single corporation.

(e)           On the Closing Date, but prior to the Effective Time, all of the outstanding shares of preferred stock, par value $0.01, of e2 (the “e2 Preferred Stock”), including those designated as Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock in e2’s Articles of Incorporation, as amended to date (the “e2 Articles”), shall be converted into shares of common stock, par value $0.01 per share, of e2 (the “e2 Common Stock” and, together with the e2 Preferred Stock, the “e2 Capital Stock”) in accordance with the applicable provisions of the e2 Articles.

(f)            At the Effective Time, without any action by the holder thereof, all of the issued and outstanding shares of e2 Common Stock shall be deemed cancelled, and converted into the right to receive, subject to Sections 2.1(g) and (h), the Merger Consideration (as hereinafter defined).  Subject to the adjustments as set forth in Section 5.9 hereof, all holders of more than 3,000 shares of e2 Common Stock shall in the aggregate receive Six Million Three Hundred Eighty-One Thousand Fifty-Two (6,381,052) shares of common voting stock, $.00001 par value (the “e-Synergies Common Stock”) of e-Synergies (the “Consideration Shares”) based on the following ratio: .475639916 shares of e-Synergies Common Stock for each share of e2 Common Stock by such e2 shareholder (the “Exchange Ratio”).  All holders of 3,000 or less shares of e2 Common Stock shall receive cash (without interest) in lieu of e-Synergies Common Stock (the “Cash Consideration”) in an amount equal to the product of $.475639916 times the number of shares of e2 Common Stock held by such person.  No holders of e2 Common Stock receiving Cash Consideration shall be entitled to dividends, voting rights or any other rights of a stockholder of e-Synergies with respect to such e2 Common Stock.  The particular number of Consideration Shares and the particular amount of Cash Consideration to be issued or paid, as the case may be, to each e2 shareholder, is set forth in Annex 2 hereto.  The Consideration Shares and the Cash Consideration are hereinafter collectively referred to as the “Merger Consideration.”

(g)           Fractional shares of e-Synergies Common Stock shall not be issued and each holder of e2 Common Stock who would otherwise be entitled to receive any such fractional shares (taking into account all share amounts to which such holder is otherwise entitled hereunder) shall receive cash (without interest) in lieu thereof in an amount equal to the fraction of the share of e-Synergies Common Stock to which such holder would otherwise be entitled multiplied by $1.00.  No Person entitled to receive a fractional share of e-Synergies Common Stock will be entitled to dividends, voting rights or any other rights of a stockholder of e-Synergies with respect to such fractional share.  Promptly after the determination of the aggregate amount of cash to be paid to holders of fractional shares, the Exchange Agent (as hereinafter defined) shall send by mail, postage prepaid, to each such holder a check payable to such holder for the amount of cash payable in lieu of such holder’s fractional interests.

(h)           At the Closing, 1,000,000 of the Consideration Shares shall be placed in escrow (the “Escrow Consideration Shares”) with the Escrow Agent to secure the obligations of e2 to indemnify the e-Synergies Parties pursuant to Section 9.2 hereof. Based on the representations and warranties of e2, the particular number of each e2 shareholder's Consideration Shares that are to be Escrow Consideration Shares is as set forth on Annex 2.  The Escrow Consideration Shares shall remain in escrow for a period of one year from the Closing Date.  The number and manner of Escrow Consideration Shares to be released during the term of the escrow shall be in accordance with the provisions set forth in Section 9.2 hereof and pursuant to the Escrow Agreement in substantially the form attached hereto as Exhibit 2.1(h) (the “Escrow Agreement”).

(i)            Upon the first anniversary of Closing Date, each of the e2 shareholders shall receive their applicable Pro Rata share of the Escrow Consideration Shares, if any, remaining after satisfaction of any indemnification obligations set forth in Section 9.  As used herein, “Pro Rata” shall mean for each e2 shareholders that number of Escrow Consideration Shares equal to the product of (x) the number of shares of Escrow Consideration Shares remaining after satisfaction of the indemnification obligations of e2 and (y) a fraction, the numerator of which is the number of shares of e-Synergies Common Stock received by such e2 shareholders and the denominator of which is the total number of Consideration Shares.

(j)            Subject to Section 2.1(h), from and after the Effective Time, e-Synergies shall make available to Atlas Stock Transfer, as exchange agent (the “Exchange Agent”), for the benefit of the holders of shares of e2 Common Stock for exchange in accordance with this Section 2, through the Exchange Agent, certificates evidencing such number of shares of e-Synergies Common Stock issuable to holders of e2 Common Stock in the Merger pursuant to Section 2.1(f) less the number of Escrow Consideration Shares placed in escrow pursuant to Section 2.1(h) (such certificates for shares of e-Synergies Common Stock, together with any dividends or distributions with respect thereto and cash, being hereinafter referred to as the “Exchange Fund”).  The Exchange Agent shall, pursuant to irrevocable instructions, deliver the e-Synergies Common Stock contemplated to be issued pursuant to Section 2.1(f) and the cash in lieu of fractional shares of e-Synergies Common Stock to which such holders are entitled to pursuant to Section 2.1(g) hereof out of the Exchange Fund.

(k)           Subject to Section 2.1(h), as promptly as practicable after the Effective Time, e-Synergies shall cause the Exchange Agent to mail to each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of e2 Common Stock (the “Certificates”) (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of e-Synergies Common Stock (which instructions shall include, among other things, a statement that no shares of e-Synergies Common Stock shall be issued to a e2 shareholder until such e-2 shareholder executes and delivers a completed Accredited Investor Questionnaire to e-Synergies), cash for holders of 3,000 or less shares of e2 Common Stock, or cash in lieu of fractional shares of e-Synergies Common Stock to which such holder is entitled pursuant to Section 2.1(g) hereof.

(l)            Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions (including, without limitation, the execution and delivery to e-Synergies of a completed Accredited Investor Questionnaire), the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of e-Synergies Common Stock which such holder’s shares of e2 Common Stock have been converted into pursuant to this Section 2 (and any cash in lieu of any fractional shares of e-Synergies Common Stock to which such holder is entitled pursuant to Section 2.1(g) and any dividends or other distributions to which such holder is entitled), and the Certificate so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of shares of e2 Common Stock which is not registered in the transfer records of e2, shares of e-Synergies Common Stock, cash in lieu of any fractional shares of e-Synergies Common Stock to which such holder is entitled pursuant to Section 2.1(g) and cash payments to holders of 3,000 or less shares of e2 Common Stock may be issued to a transferee if the Certificate representing such shares of e2 Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.1(l), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the number of whole shares of e-Synergies Common Stock into which the shares of e2 Common Stock formerly represented thereby have been converted, cash in lieu of any fractional shares of e-Synergies Common Stock to which such holder is entitled pursuant to Section 2.1(g) and cash payments to holders of 3,000 or less shares of e2 Common Stock.

(m)          Any portion of the Exchange Fund (including any shares of e-Synergies Common Stock) which remains undistributed to the holders of e2 Common Stock for six months after the Effective Time shall be delivered to e-Synergies, upon demand, and any holders of e2 Common Stock who have not theretofore complied with this Section 2 shall thereafter look only to e-Synergies for the applicable Merger Consideration and/or any cash in lieu of shares of e-Synergies Common Stock to which they are entitled.  Any portion of the Exchange Fund remaining unclaimed by holders of shares of e2 Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of e-Synergies free and clear of any claims or interest of any person previously entitled thereto.

(n)           None of the Exchange Agent, e-Synergies nor the Surviving Corporation shall be liable to any holder of shares of e2 Common Stock for any such shares of e-Synergies Common Stock or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

(o)           Each of e2 and e-Synergies shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of e2 Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by e2 or e-Synergies, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of e2 Common Stock in respect of which such deduction and withholding was made by e2 or e-Synergies, as the case may be.

(p)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by e2, the posting by such person of a bond, in such reasonable amount as e2 may direct, as indemnity against any claim that may be made against it with respect to such Certificate, e-Synergies will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of e-Synergies Common Stock to which the holders thereof are entitled pursuant to Section 2.1(g) and any dividends or other distributions to which the holders thereof are entitled pursuant to this Agreement.

(q)           Each outstanding and unexpired option or warrant to purchase shares of e2 Common Stock (each, an “Option” and, collectively, the “Options”), shall be assumed by e-Synergies and converted into an option to acquire, on the same terms and conditions, (including, without limitation, adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction), as were applicable under such stock option or other plan, if applicable, pursuant to which such Option was issued such number of shares of e-Synergies Common Stock as the holder of such Option would have been entitled to receive under this Agreement had such holder exercised such Option immediately in full immediately prior to the Effective Time, assuming such holder was entitled to receive Consideration Shares hereunder, at a price per share equal to (i) $2.00 if the exercise price of the Option being converted was $1.125 per share or (ii) $3.00 if the exercise price of the Option being converted was $2.33 or $2.50 per share; provided, however, that the exercise price of all Options held by John Keene which were originally issued on October 29, 1997 shall be the quotient of the exercise price of the Option being converted divided by the Exchange Ratio.

(r)            Notwithstanding anything in this Agreement to the contrary, shares of e2 Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by e2 shareholders who have exercised the right to dissent from the Merger provided under the Texas Act and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to payment under the Texas Act (the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive Merger Consideration, unless and until such holder shall have failed to exercise or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger provided under the Texas Act.  If such holder shall have so failed to exercise or shall have effectively withdrawn or lost such right, such holder’s shares of e2 Common Stock shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration provided for in this Agreement, without any interest thereon.

(s)           Prior to the Closing, e2 shall give e-Synergies (i) notice of any written objections to the Merger made by any e2 shareholder and any demand for the payment of the fair value of the shares owned by such shareholder pursuant to Article 5.12 of the Texas Act, any withdrawals of such demands, and any other instruments served pursuant to such article of the Texas Act and received by Company and (ii) the opportunity to participate in (and, from and after the Effective Time, direct) all negotiations and proceedings with respect to any such objections and demands for payment under the Texas Act.  e2 shall not, except with the prior written consent of e-Synergies or as otherwise required by applicable law, make any payment with respect to any such objections and demands for payment or agree to settle any such demands.

2.2           Closing.  The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at 10:00 a.m. EST on the second business day following the satisfaction or waiver of all conditions to the obligations of the parties hereto to consummate the transactions contemplated by this Agreement, but in no event earlier than the termination or expiration of all applicable time periods in which the e2 shareholders are entitled to dissent from the Merger under the Texas Business Corporation Act (the "Closing Date"), at the offices of Blank Rome Tenzer Greenblatt, LLP, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174, unless another time, date or place is agreed to in writing by the parties hereto.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF e2

e2 represents and warrants to the e-Synergies Parties as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date or time, in which case, such representations and warranties shall be true and complete as of such date or time) as follows:

3.1           Organization of e2. e2 is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas.  e2 has the requisite corporate power and authority to own, lease, and operate its properties, to carry on its business where such properties are now owned, leased, or operated and such business is now conducted. e2 is qualified to do business as a foreign corporation in the jurisdictions in which the failure to so qualify would have a Material Adverse Effect.  Except as set forth on Schedule 3.1, e2 is not a participant in any joint venture or partnership with any other Person with respect to any part of its operation of its business.

3.2           Authorization, Validity and Effect of Agreements.  e2 has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby.  The consummation by e2 of the transactions contemplated hereby has been duly authorized by all requisite corporate action except that approval by the shareholders of e2 is required to consummate the Merger.  This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and duly delivered pursuant hereto) will constitute, the valid and legally binding obligations of e2, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

3.3           Books and Records.  The minute books, stock record books, and other material records of e2, all of which have been made available to e-Synergies, are complete and correct in all material respects.  Except as set forth on Schedule 3.3, the minute books of e2 contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, the stockholders, the Board of Directors, and committees of the Board of Directors of e2, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of e2.

3.4           Absence of Conflicting Agreements. As to e2, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (with or without the giving of notice, the lapse of time, or both):  (a) does not require the consent of any third party; (b) will not conflict with any provision of the e2 Articles, By-Laws, or other organizational documents of e2; (c) will not conflict with, result in a material breach of, or constitute a material default under any applicable Order, Legal Requirement, or ruling of any court or Governmental Body to which e2 is subject; (d) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of, any material agreement, instrument, license, or permit to which e2 is a party or by which e2 or its assets may be bound; and (e) will not create any claim, liability, mortgage, lien, pledge, condition, charge, or encumbrance of any nature whatsoever upon any of the assets of e2 or any of e2 Capital Stock.  Except for the filing of the Certificate of Merger, no filing or consent with any Governmental Body or any other third party is required of e2 to consummate this Agreement or the transactions contemplated hereby.

3.5           Governmental Authorizations.  Schedule 3.5 contains a complete and accurate list of each Governmental Authorization that is held by e2 or that otherwise relates to the business of, or to any of the assets owned or used by, e2.  e2 has made available to e-Synergies true and complete copies of all such Governmental Authorizations.  Each Governmental Authorization listed or required to be listed in Schedule 3.5 is valid and in full force and effect.  No event has occurred or circumstance exists that may (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a violation of or a failure to comply with any material term or requirement of any Governmental Authorization listed or required to be listed in Schedule 3.5, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Schedule 3.5.  The Governmental Authorizations listed in Schedule 3.5 collectively constitute all of the Governmental Authorizations necessary to permit e2 and its employees to lawfully conduct and operate e2’s business in the manner it currently conducts and operates such business and to permit e2 to own and use its assets in the manner in which it currently owns and uses such assets.

3.6           Real Property.  Schedule 3.6 contains a complete description of all Real Property Interests (including street address, owner, and e2’s use thereof).  The Real Property Interests listed on Schedule 3.6 comprise all interests in real property necessary to conduct e2’s business and operations as now conducted.  Each leasehold or subleasehold interest on Schedule 3.6 is legal, valid, binding, enforceable, and in full force and effect.  To the knowledge of e2, no other party thereto is in material default, violation, or breach under any lease or sublease, and no event has occurred and is continuing that constitutes (with notice or passage of time or both) a material default, violation, or breach thereunder.  Except as set forth on Schedule 3.6, e2 has not received any notice of a default, offset, or counterclaim under any lease or sublease with respect to any of the Real Property Interests.  As of the date hereof, e2 enjoys peaceful and undisturbed possession of the leased Real Property Interests; and so long as e2 fulfills its obligations under the lease(s) therefor, e2 has enforceable rights to non-disturbance and quiet enjoyment against its lessor or sub-lessor; and to the knowledge of e2, except as set forth in Schedule 3.6, no third party holds any interest in the leased premises with the right to foreclose upon e2’s leasehold or subleasehold interest. e2 has legal and practical access to all of the Leased Real Property.  All Leased Real Property (including the improvements thereon): (a) is in good condition and repair consistent with its current use; (b) is available for immediate use in the conduct of e2’s business and operations; and (c) complies in all material respects with all applicable material building or zoning codes and the regulations of any Governmental Body having jurisdiction, except to the extent that the current use by e2, while permitted, constitutes or would constitute a “nonconforming use” under current zoning or land use regulations.  No eminent domain or condemnation proceedings are pending or, to the knowledge of e2, threatened with respect to any Real Property Interests.

3.7           Tangible Personal Property.  Schedule 3.7 lists the Tangible Personal Property comprising all material items of tangible personal property necessary to conduct e2’s business and operations as now conducted.  Except as described in Schedule 3.7, e2 owns and has good title to each item of Tangible Personal Property, and none of the Tangible Personal Property owned by e2 is subject to any security interest, mortgage, pledge, conditional sales agreement, or other lien or encumbrance, except for Permitted Encumbrances.  With allowance for normal repairs, maintenance, wear, and obsolescence, each material item of Tangible Personal Property is in good operating condition and repair and is available for immediate use in e2’s business and operations.

3.8           Contracts.  Schedule 3.8 lists all written Contracts and true and complete descriptions of all oral Contracts (including any amendments and other modifications to such Contracts).  All of the Contracts are in full force and effect and are valid, binding, and enforceable in accordance with their terms except as the enforceability of such Contracts may be affected by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally and by judicial discretion in the enforcement of equitable remedies.  e2 is not, and to the knowledge of e2 no other party thereto is, in default, violation, or breach in any material respect under any Contract, and, no event has occurred and is continuing that constitutes (with notice or passage of time or both) a default, violation, or breach in any material respect thereunder.  Other than in the Ordinary Course of Business, to the knowledge of e2, no party to any Contract has any intention (a) to terminate such Contract or amend the terms thereof; (b) to refuse to renew the Contract upon expiration of its term; or (c) to renew the Contract upon expiration only on terms and conditions that are more onerous than those now existing.  Except as set forth in Schedule 3.8 or as may occur in the Ordinary Course of Business:  (a) no Person has or may acquire any rights under, and no Person has or may become subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by e2; and (b) to the knowledge of e2, no officer, director, agent, employee, consultant, or contractor of e2 is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (i) engage in or continue any conduct, activity, or practice relating to the business of e2, or (ii) assign to e2 or to any other Person any rights to any invention, improvement, or discovery.

3.9           Intangibles.  Schedule 3.9 is a true and complete list of all Intangibles  that are required to conduct e2’s business and operations as now conducted, all of which are valid and in good standing and uncontested. e2 has provided or made available to e-Synergies copies of all documents establishing or evidencing the Intangibles listed on Schedule 3.9.  e2 owns or has a valid license to use all of the Intangibles listed on Schedule 3.9.  Except as set forth on Schedule 3.9, e2 has not received any notice or demand alleging that e2 is infringing upon or otherwise acting adversely to any trademarks, service marks, trade names, service names, copyrights, patents, patent applications, know-how, methods processes or other intellectual property of any other Person, and there is no claim, proceeding or action pending or, to the knowledge of e2, threatened with respect thereto.  To the knowledge of e2, no Person is infringing upon e2’s rights or ownership interest in the Intangibles.

3.10         Title to Properties.  Except as disclosed in Schedule 3.6 or 3.7, e2 has good and marketable title to its assets and properties, and its assets and properties are not subject to mortgages, pledges, liens, security interests, encumbrances, or other charges or rights of others of any kind or nature except for Permitted Encumbrances.

3.11         Financial Statements.  e2 has delivered to e-Synergies the following financial statements (the “Financial Statements”) with respect to e2:  (a) the audited financial statements, including the balance sheet, statement of income, changes in stockholder’s equity and cash flow statements for the period ending December 31, 2000 as audited by KPMG, LLP, independent accountants, (b) the unaudited balance sheet, statement of income, changes in stockholders' equity and cash flow statements for the period ending August 31, 2001.  Each of the foregoing Financial Statements (including, in all cases, the notes thereto, if any) (i) is accurate and complete in all material respects, (ii) fairly presents in all material respects the financial condition and results of operations of e2, and (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered thereby.  No financial statements of any Person other than e2 are required by GAAP to be included in the financial statements of e2.  Except as set forth in Schedule 3.11, e2 has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Financial Statements and liabilities incurred in the Ordinary Course of Business since the dates thereof.

3.12         Tax Matters.

(a)           Except as set forth on Schedule 3.12(a) hereto:

(i)            All Tax Returns required to be filed by e2 have been filed when due in a timely fashion and all such Tax Returns are true, correct and complete in all material respects.

(ii)           e2 has paid in full on a timely basis all Taxes owed by it that were payable on or prior to the date hereof, whether or not shown on any Tax Return.

(iii)          The amount of e2’s liability for unpaid Taxes did not, as of December 31, 2000, exceed the amount of the current liability accruals for such Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements.

(iv)          e2 has withheld and paid over to the proper Governmental Bodies all Taxes required to have been withheld and paid over (and complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto) in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(v)           e2 has received no notice of any Tax Proceeding currently pending with respect to it and e2 has not received notice from any Tax Authority that it intends to commence a Tax Proceeding.

(vi)          No waiver or extension by e2 of any statute of limitations is currently in effect with respect to the assessment, collection, or payment of Taxes of e2 or for which e2 is liable.

(vii)         e2 has not requested any extension of the time within which to file any Tax Return of e2 that is currently in effect.

(viii)        There are no liens on the assets of e2 relating or attributable to Taxes (except liens for Taxes not yet due).

(ix)           e2 is not and has not been at any time during the preceding five years a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(x)            e2 has not entered into an agreement or consent made under Section 341(f) of the Code.

(xi)           e2 has not agreed to, nor is it required to, make any adjustments under Section 481(a) of the Code as a result of a change in accounting methods.

(xii)          e2 is not and has not at any time been a party to a tax sharing, tax indemnity or tax allocation agreement, and e2 has not assumed the Tax Liability of any other Person under any Contract.

(xiii)         e2 is not and has not at any time been a member of an affiliated group filing a consolidated federal income tax return and does not have any liability for the Taxes of another entity or person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise.

(xiv)        e2 is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income tax purposes.

(xv)         None of e2’s assets are treated as “tax exempt use property” within the meaning of Section 168(h) of the Code.

(xvi)        e2 has not made an election under Section 1362 of the Code to be treated as an “S” Corporation and is not currently treated as an “S” Corporation for federal income tax purposes.

(b)           e2 has furnished or otherwise made available to e-Synergies correct and complete copies of (i) all income, franchise and other material Tax Returns filed by e2 since January 1, 1998; and (ii) all examination reports, statements of deficiencies and closing agreements received by e2 relating to Taxes.

(c)           Schedule 3.12(c) contains complete and accurate statements of (i) e2’s basis in its assets as of September 30, 1999, (ii) the amount of any net operating loss, net capital loss and any other Tax carryovers of e2 (including losses and other carryovers subject to any limitations), and (iii) material Tax elections made by e2 as of September 30, 1999.  Except as stated in Schedule 3.12(c), e2 has no net operating losses or other Tax attributes presently subject to limitation under Code Sections 382, 383 or 384, or the federal consolidated return regulations.

3.13         Insurance.  e2 maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of e2 (taking into account the cost and availability of such insurance).  Schedule 3.13 sets forth a complete listing of all insurance maintained by e2 (indicating form of coverage, name of carrier and broker, coverage limits and premium, whether occurrence or claims made, expiration dates, deductibles and all endorsements).

3.14         Personnel and Employee Benefits.

(a)           Employees and Compensation.  Schedule 3.14 contains a true and complete list of all employees employed by e2 as of the date hereof.  Schedule 3.14 also contains a true and complete list of all employee benefit plans or arrangements covering the officers and employees employed by e2, including, with respect to the employees any:

(i)            “Employee welfare benefit plan,” as defined in Section 3(1) of ERISA, that is maintained or administered by e2 or to which e2 contributes or is required to contribute (a “Welfare Plan”);

(ii)           “Multiemployer pension plan,” as defined in Section 3(37) of ERISA, that is maintained or administered by e2 or to which e2 contributes or is required to contribute (a “Multiemployer Plan” and, together with the Welfare Plans, the “Benefit Plans”);

(iii)          “Employee pension benefit plan,” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan), to which e2 contributes or is required to contribute (a “Pension Plan”);

(iv)          Employee plan that is maintained in connection with any trust described in Section 501(c)(9) of the Code; and

(v)           Employment, severance, or other similar contract, arrangement, or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, or retirement benefits or arrangement for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, stock purchases, or other forms of incentive compensation or post-retirement insurance, compensation, or benefits that (A) is not a Welfare Plan, Pension Plan, or Multiemployer Plan, and (B) is entered into, maintained, contributed to, or required to be contributed to by e2 or under which e2 has any liability relating to employees (collectively, “Benefit Arrangements”).

(b)           Pension Plans.  e2 does not sponsor, maintain, or contribute to any Pension Plan other than any Pension Plan listed on Schedule 3.14.  Each Pension Plan complies currently and has been maintained in substantial compliance with its terms and, both as to form and in operation, with all material requirements prescribed by any and all material statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code.

(c)           Welfare Plans.  Each Welfare Plan complies currently and has been maintained in substantial compliance with its terms and, both as to form and in operation, with all material requirements prescribed by any and all material statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code. e2 does not sponsor, maintain, or contribute to any Welfare Plan that provides health or death benefits to former employees of e2 other than as required by Section 4980B of the Code or other applicable laws.

(d)           Benefit Arrangements.  Each Benefit Arrangement has been maintained in substantial compliance with its terms and with the material requirements prescribed by all statutes, orders, rules and regulations that are applicable to such Benefit Arrangement. e2 has no written contract prohibiting the termination of any employee.

(e)           Multiemployer Plans.  Except as disclosed in Schedule 3.14, e2 has not at any time been a participant in any Multiemployer Plan.

(f)            Delivery of Copies of Relevant Documents and Other Information. e2 has delivered or made available to e-Synergies true and complete copies of each of the following documents:

(i)            Each Welfare Plan and Pension Plan (and, if applicable, related trust agreements) and all amendments thereto, and written descriptions thereof that have been distributed to Employees, all annuity contracts or other funding instruments; and

(ii)           Each Benefit Arrangement and written descriptions thereof that have been distributed to Employees and complete descriptions of any Benefit Arrangement that is not in writing.

(g)           Labor Relations.  Except as set forth in Schedule 3.14(g), e2 is not a party to or subject to any collective bargaining agreement or written or oral employment agreement with any employee.  Except as set forth in Schedule 3.14(g), with respect to the employees, e2 has complied in all material respects with all laws, rules and regulations relating to the employment of labor, including those related to wages, hours, collective bargaining, occupational safety, discrimination, and the payment of social security and other payroll related taxes, and has not received any notice alleging that e2 has failed to comply with any such laws, rules, or regulations.  No proceedings are pending or, to the knowledge of e2, threatened between e2 and any employee (singly or collectively).  No labor union or other collective bargaining unit represents or claims to represent any of the employees.  Except as set forth in Schedule 3.14, to the knowledge of e2, there is no union campaign being conducted to solicit cards from any employees to authorize a union to represent any of the employees of e2 or to request a National Labor Relations Board certification election with respect to any employees.

3.15         Legal Actions and Orders.

(a)           Except as disclosed on Schedule 3.15, there is no claim, legal action, counterclaim, suit, arbitration, or other legal or administrative proceeding, or Tax Proceeding pending, or to the knowledge of e2, threatened, against e2 or relating to the assets or used by e2, or the business, or operations of e2, nor does e2 know of any basis for the same.

(b)           Except as set forth in Schedule 3.15:

(i)            there is no Order to which e2 or the assets owned or used by e2, or to which e2’s business or operations, is subject;

(ii)           to the knowledge of e2, no officer, director, agent, or employee of e2 is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of e2.

(c)           Except as set forth in Schedule 3.15:

(i)            e2 is, and at all times since January 1, 1998 has been, in material compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, or its business or operations, is or has been subject;

(ii)           no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which e2, or any of the assets owned or used by e2, or its business or operations, is subject; and

(iii)          e2 has not received, at any time since January 1, 1998 any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which e2, or any of the assets owned or used by e2, or its business or operations, is or has been subject.

3.16         Environmental Compliance.

(a)           Except as disclosed on Schedule 3.16: (i) none of the Tangible Personal Property and, to the knowledge of e2, none of the Real Property Interests contain (x) any asbestos, polychlorinated biphenyls or any PCB contaminated oil; (y) any Contaminants; or (z) any underground storage tanks; (ii) no underground storage tank disclosed on Schedule 3.16 has leaked and has not been remediated or leaks and such tank is in substantial compliance with all applicable Environmental Laws; and (iii) to the knowledge of e2, all of the Leased Real Property Interests are in substantial compliance with all applicable Environmental Laws.

(b)           e2 has obtained all Governmental Authorizations that are required under all Environmental Laws.

3.17         Compliance with Legal Requirements.  Except as set forth in Schedule 3.17:

(a)           e2 is, and at all times since January 1, 1998 has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(b)           No event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by e2 of, or a failure on the part of e2 to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of e2 to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(c)           e2 has not received, at any time since January 1, 1998, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of e2 to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

3.18         Conduct of Business in Ordinary Course.  Since December 31, 2000 and through the date hereof, e2 has conducted its business and operations in the Ordinary Course of Business and, except as disclosed in Schedule 3.18, has not:

(a)           made any material increase in compensation payable or to become payable to any of its employees other than those in the normal and usual course of business or in connection with any change in an officer’s or employee’s responsibilities, or any bonus payment made or promised to any of its employees, or any material change in personnel policies, employee benefits, or other compensation arrangements affecting its officers or employees;

(b)           made any sale, assignment, lease, or other transfer of assets other than in the normal and usual course of business with suitable replacements being obtained therefor;

(c)           canceled any material debts owed to or claims held by e2 outside the Ordinary Course of Business;

(d)           made any material changes in e2’s accounting practices;

(e)           suffered any material write-down of the value of any assets or any material write-off as uncollectable of any of its accounts receivable;

(f)            transferred or granted any right under, or entered into any settlement regarding the breach or infringement of, any license, patent, copyright, trademark, trade name, franchise, or similar right, or modified any existing right;

(g)           imposed any security interest upon any of its assets, tangible or intangible;

(h)           made any material capital expenditures outside the Ordinary Course of Business;

(i)            made any material capital investment in or any loan to any other Person outside the Ordinary Course of Business;

(j)            created, incurred, assumed, or guaranteed more than Ten Thousand Dollars ($10,000.00) in aggregate indebtedness for borrowed money in capitalized lease obligations;

(k)           made any or authorized any change to the e2’s Articles or Bylaws;

(l)            issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(m)          declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(n)           experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(o)           made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the Ordinary Course of Business;

(p)           granted any increase in the base compensation of any of its directors, officers, and employees outside the Ordinary Course of Business;

(q)           made any other material change of employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business;

(r)            made or changed any material Tax election or taken any other action with respect to Taxes not in the Ordinary Course of Business and consistent with past practices; or

(s)           committed to do any of the foregoing.

3.19         Insolvency Proceedings.  e2 is not and its assets and properties are not the subject of any pending or threatened insolvency proceedings of any character, including, without limitation, bankruptcy, receivership, reorganization, or composition with creditors, voluntary or involuntary. e2 has not made an assignment for the benefit of creditors or taken any action in contemplation of or which would constitute a valid basis for the institution of any such insolvency proceedings.

3.20         Capitalization.  The authorized capital stock of e2 consists of two classes of stock consisting of (a) 90,000,000 shares of common stock, par value of $0.01 per share, and (b) 10,000,000 shares of preferred stock, par value of $0.01 per share, and the preferences of which are set forth on Schedule 3.20.  All of the issued and outstanding shares of e2 Capital Stock and their ownership are as described on Schedule 3.20.  All of the outstanding shares of e2 Capital Stock have been validly issued and are fully paid and nonassessable and are held of record by the e2 shareholders as set forth Schedule 3.20 hereto.  Except as described on Schedule 3.20, (a) no shares of e2 Capital Stock are held in treasury; (b) there are no other issued or outstanding equity securities of e2; (c) there are no outstanding stock appreciation rights, phantom stock rights, profit participation rights, or other similar rights with respect to any capital stock of e2; (d) there are no other issued or outstanding securities of e2 convertible or exchangeable at any time into equity securities of e2; and (e) e2 is not subject to any commitment or obligation that would require the issuance or sale of additional shares of capital stock of e2 at any time under options, subscriptions, warrants, rights, or other obligations.  e2 does not have any subsidiaries and does not have any equity interest in any corporation, partnership, limited liability company, joint venture, or other entity.

3.21         No Material Adverse Change.  Since August 31, 2001, there has not been any Material Adverse Change with respect to e2, however, e2's current financial condition is likely to deteriorate until Closing.

3.22         Relationships with Related Persons.  No Related Person of e2 has, or since the first day of the next to last completed fiscal year of e2 has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to e2's business.  Except as set forth in Schedule 3.22, no Related Person of e2 is, or since the first day of the next to last completed fiscal year of e2 has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with e2 other than business dealings or transactions conducted in the Ordinary Course of Business with e2 at substantially prevailing market prices and on substantially prevailing market terms, or (ii) engaged in competition with e2 with respect to any line of the products or services of e2 (a “Competing Business”) in any market presently served by e2 except for less than one percent of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market.  Except as set forth in Schedule 3.22, no Related Person of e2 is a party to any Contract with, or has any claim or right against, e2.

3.23         Brokers or Finders.  Except for fees due Stephens, Inc., which shall be a liability of e2, neither e2 nor any e2 shareholder, nor any director, officer, agent or employee thereof, has employed any broker or finder or has incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement.

3.24         Disclosure.

                No representation or warranty of e2 in this Agreement and no statement in the Schedules omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

SECTION 4

REPRESENTATIONS AND WARRANTIES

OF THE E-SYNERGIES PARTIES

The e-Synergies Parties, jointly and severally, represent and warrant to e2 and the e2 shareholders as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date or time, in which case, such representations and warranties shall be true and complete as of such date or time) as follows:

4.1           Organization of e-Synergies and Merger Sub.  Each of e-Synergies and Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.  Each of e-Synergies and Merger Sub has the requisite corporate power and authority to own, lease, and operate its properties, to carry on its business where such properties are now owned, leased, or operated and such business is now conducted.  Each of e-Synergies and Merger Sub is qualified to do business as a foreign corporation in the jurisdictions in which the failure to so qualify would have a Material Adverse Effect.  Neither e-Synergies nor Merger Sub is a participant in any joint venture or partnership with any other Person with respect to any part of its operations of its business.

4.2           Authorization, Validity and Effect of Agreements.  e-Synergies and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby.  The consummation by e-Synergies and Merger Sub of the transactions contemplated hereby has been duly authorized by all requisite corporate action.  This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and duly delivered pursuant hereto) will constitute, the valid and legally binding obligations of e-Synergies and Merger Sub, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

4.3           Absence of Conflicting Agreements.  As to e-Synergies and Merger Sub, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (with or without the giving of notice, the lapse of time, or both):  (a) do not require the consent of any third party; (b) will not conflict with any provision of the Certificate of Incorporation, By-Laws, or other organizational documents of e-Synergies or Merger Sub; (c) will not conflict with, result in a material breach of, or constitute a material default under any applicable Order, Legal Requirement, or ruling of any court or Governmental Body to which e-Synergies or Merger Sub is subject; (d) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of, any material agreement, instrument, license, or permit to which e-Synergies is a party or by which Merger Sub or its assets may be bound; and (e) will not create any claim, liability, mortgage, lien, pledge, condition, charge, or encumbrance of any nature whatsoever upon any of the assets of e-Synergies or Merger Sub or any of the e-Synergies Common Stock.  Except for the filing of the Certificate of Merger, no filing with any Governmental Body or any other third party is required to consummate this Agreement or the transactions contemplated hereby.

4.4           Capitalization.  The authorized capital stock of e-Synergies consists of 1,000,000,000 shares of e-Synergies Common Stock, of which 16,740,131 shares were outstanding as of October 8, 2001.  All of the outstanding shares of e-Synergies' Common Stock have been validly issued and are fully paid and nonassessable.  Except as described on Schedule 4.4, (a) no shares of capital stock of e-Synergies are held in treasury; (b) there are no other issued or outstanding equity securities of e-Synergies; (c) there are no outstanding stock appreciation rights, phantom stock rights, profit participation rights, or other similar rights with respect to any capital stock of e-Synergies; (d) there are no other issued or outstanding securities of e-Synergies convertible or exchangeable at any time into equity securities of e-Synergies; and (e) e-Synergies is not subject to any commitment or obligation that would require the issuance or sale of additional shares of capital stock of e-Synergies at any time under options, subscriptions, warrants, rights, or other obligations.  Other than as set forth on Schedule 4.4, e-Synergies does not have any subsidiaries and does not have any equity interest in any corporation, partnership, limited liability company, joint venture, or other entity.

4.5           SEC Filings; Financial Statements.

(i)            As of the date hereof, e-Synergies has filed all forms, reports and documents required to be filed by e-Synergies with the SEC (collectively, the “e-Synergies SEC Reports”).  The e-Synergies SEC Reports (a) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, as the case may be, and (b) did not at the time they were filed (or if amended or superseded by a subsequent filing, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such e-Synergies SEC Reports or necessary in order to make the statements in such e-Synergies SEC Reports, in the light of the circumstances under which they were made, not misleading.  To the knowledge of the e-Synergies Parties, there is no material adverse information not contained in the e-Synergies SEC Reports with respect to e-Synergies which a reasonable investor would consider material in making an investment decision in a similar situation.

(ii)           Each of the consolidated financial statements (including, in each case, any related notes) contained in the e-Synergies SEC Reports, (the “e-Synergies Financial Statements”), complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or 8-K promulgated by the SEC), and fairly presented or will fairly present the consolidated financial position of e-Synergies as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

4.6           Brokers or Finders.  Neither e-Synergies nor Merger Sub, nor any director, officer, agent or employee thereof, has employed any broker or finder or has incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement.

4.7           Disclosure.

                No representation or warranty of e-Synergies or Merger Sub in this Agreement and no statement in the Schedules omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

SECTION 5

COVENANTS

5.1           Procedure for Exchange.  Immediately after the Effective Time, e-Synergies shall make appropriate provision for issuance of certificates representing the Consideration Shares and payment of the Cash Consideration against surrender of the e2 Common Stock or otherwise at the direction of e-Synergies.

5.2           Conduct of e2’s Business Prior to Closing.  Except as otherwise contemplated by this Agreement from the date hereof through the Closing Date, e2 shall conduct its business in the Ordinary Course of Business.  Without limiting the generality of the foregoing, except as contemplated by this Agreement or as consented to by e-Synergies (which consent may not be unreasonably withheld by e-Synergies) from and after the date hereof, e2 shall act as follows:

(a)           e2 shall not adopt any material change in any method of accounting or accounting practice, except as contemplated or required by GAAP;

(b)           e2 shall not amend its charter or bylaws;

(c)           except for the disposition of obsolete equipment in the Ordinary Course of Business, e2 shall not sell, mortgage, pledge, or otherwise dispose of any material assets or properties owned, leased, or used in the operation of its business;

(d)           e2 shall not merge or consolidate with, or agree to merge or consolidate with, or purchase or agree to purchase all or substantially all of the assets of, or otherwise acquire, any other business entity;

(e)           e2 shall not authorize for issuance, issue, or sell any additional shares of its capital stock or issue any securities or obligations convertible or exchangeable into shares of its capital stock or issue or grant any option, warrant, or other right to purchase any shares of its capital stock;

(f)            e2 shall not incur, or agree to incur, any debt for borrowed money;

(g)           e2 shall not change its historic practices concerning the payment of accounts payable;

(h)           except in the Ordinary Course of Business, e2 shall not take any action, or fail to take action, to cause its liabilities to increase;

(i)            e2 shall not declare, issue, or otherwise approve the payment of dividends of any kind in respect of the capital stock of e2 or redeem, purchase, or acquire any of its capital stock;

(j)            e2 shall maintain the existing insurance policies on the assets of its business or other policies providing substantially similar coverages;

(k)           except in the Ordinary Course of Business or except as otherwise contemplated by this Agreement, e2 will not permit any increases in the compensation of any of its employees except as required by law or existing contract or agreement or enter into or amend any e2 Benefit Plan or e2 Benefit Arrangement;

(l)            except in the Ordinary Course of Business, e2 shall not enter into or renew, extend or terminate, or waive any Contract, or incur any obligation that will be binding on e2 after Closing;

(m)          e2 shall not enter into any transactions with any Affiliate that will be binding upon e2 following the Closing Date;

(n)           e2 shall maintain its assets or replacements thereof in good operating condition and adequate repair, normal wear and tear excepted;

(o)           e2 shall not make or change any Tax election, amend any Tax Return, or take or omit to take any other action not in the Ordinary Course of Business that would have the effect of increasing any Taxes of e2;

(p)           e2 shall file all Tax Returns when due;

(q)           e2 shall use its commercially reasonable efforts consistent with past practice to preserve its business and assets and to keep available its present employees and to preserve present relationships with its customers, employees, and others having business relations with it.

5.3           Access to e2 Information.  From and after the date of this Agreement until the Closing Date, e2 shall (a) give the e-Synergies Parties and the e-Synergies Parties’ employees, accountants and counsel full and complete access upon reasonable notice during normal business hours, to all officers, employees, offices, properties, agreements, records and affairs of e2; (b) provide the e-Synergies Parties with all financial information of e2 that is distributed to the officers and directors of e2, including, but not limited to, the monthly internal financial statements prepared by e2 promptly upon distribution of such information to the officers and directors of e2 (all of the foregoing financial information, collectively, the “Additional e2 Financials Statements”); and (c) provide copies of such information concerning e2 as the e-Synergies Parties may reasonably request.

5.4           Registration Rights.  At any time after May 31, 2002, upon written notice signed by Bennie Bray (the “Shareholder Representative”), the designated representative of the e2 shareholders, e-Synergies shall prepare and file with the SEC, on one occasion, a registration statement (the “Registration Statement”), and such other documents, including a prospectus, as may be necessary, to comply with the requirements of the Securities Act, so as to permit a public offering and sale of the Consideration Shares, any Additional e-Synergies Shares (as hereinafter defined), and any shares of e-Synergies Common Stock issued as provided in Section 9.4(b) hereof by the holders thereof; provided, however, that (i) e-Synergies must be eligible to file such registration statement on Form S-3 and (ii) in the event that e-Synergies is involved in a transaction and e-Synergies reasonably determines that the filing of such Registration Statement would have an adverse effect on such transaction, e-Synergies may postpone the filing of such registration statement one time up to 90 days, as determined by e-Synergies in its reasonable discretion.

5.5           Funding of e2’s Operations.  (a) Promptly after the execution of this Agreement, e-Synergies shall lend e2 the sum of $100,000 to help fund e2’s operations.  Such loan shall be evidenced in the form of e2’s promissory note attached as Exhibit 5.5 (the "$100,000 Note"), which shall bear interest at the rate of 8% per annum.  In the event that this Agreement is terminated pursuant to the provisions of Section 8 hereof, the principal amount of the $100,000 Note, together with accrued interest thereon, shall be payable to e-Synergies within 30 days of the date of such termination.

                                (b)           In order to secure its obligations under the $100,000 Note, e2 hereby grants to e-Synergies, a continuing first priority security interest in, and lien on, all right, title and interest of e2 in all of its accounts receivable of any kind and description, wherever the same may now or hereafter be located, now existing and/or owned and hereafter arising or acquired, or in which e2 may acquire an interest (to the extent of such interest).  At any time and from time to time, upon the written request of e-Synergies, at the sole expense of e2, e2 shall promptly and duly execute and deliver such further instruments and documents and take such further action as e-Synergies may reasonably request for the purpose of obtaining or preserving the full benefits of the foregoing security interest and the rights and powers granted in this Section 5.5(b), including, without limitation, the filing of any financing or continuation statements under the UCC in effect in any jurisdiction with respect to the liens created hereby.  e2 hereby authorizes e-Synergies to file any such financing or continuation statement without the signature of e2 to the extent permitted by applicable law, and e-Synergies agrees to use reasonable efforts to provide e2 with a copy of any such statement filed by e-Synergies, but shall have no liability to e2 for its failure to do so.

5.6           Restrictions on Trading Consideration Shares and Additional e-Synergies Shares.  Upon the effectiveness of the Registration Statement and for a period of 90 days thereafter, e2 shall cause the Insiders of e2 (the “Restricted Shareholders”) to execute a letter agreement with e-Synergies (the “Trading Agreement”) that they shall not sell, pursuant to the Registration Statement or otherwise, a greater number of shares of e-Synergies than the Restricted Shareholders would be permitted to sell, pursuant to Rule 144(e) promulgated under the Securities Act, if such rule were applicable to the Restricted Shareholders and as if the Restricted Shareholders were deemed to have agreed “to act in concert for the purpose of selling securities”, as such phrase is used in Rule 144(e)(vi), whether or not Rule 144(e) is applicable and whether or not such Restricted Shareholders in fact agree to so act in concert.  For purposes of this Agreement, "Insiders" shall mean all executive officers and directors of e2, as set forth on Schedule 5.6.

5.7           Accredited Investor.  e2 shall cause all of the e2 shareholders who shall receive Consideration Shares pursuant hereto to execute an Accredited Investor Questionnaire and Agreement in substantially the form of Exhibit 5.7 ("Accredited Investor Questionnaire"), which shall, among other things, contain certain securities representations and warranties.

5.8           Directors and Officers Insurance.  For a period of 5 years after the Effective Time, e-Synergies shall continue to provide the former officers and directors of e2 with directors’ and officers’ insurance with substantially the same coverage as e2's officers and directors insurance policy in effect immediately prior to the Effective Time.  The cost of such coverage shall not exceed 1.25 times the original cost from the time of close.

5.9           Liabilities.  A list of certain liabilities of e2 are set forth on Schedule 5.9 hereto (the “Agreed Liabilities”).  In the event that the amount of the Agreed Liabilities as of such date has decreased as of the Closing Date, the aggregate Merger Consideration payable to the e2 shareholders hereunder shall be increased by an amount equal to the quotient of (A) the total dollar amount of the reduction divided by (B) the $1.00 per Consideration Share established in connection with the Exchange Ratio.  In the event that the amount of the Agreed Liabilities increases as of the Closing Date, the aggregate Merger Consideration payable to the e2 shareholders shall be decreased by an amount divided by the quotient of (C) the total dollar amount of the increase divided by (D) the $1.00 per Consideration Share established in connection with the Exchange Ratio.  Notwithstanding the foregoing, any reduction of the Agreed Liabilities shall exclude payments made by e-Synergies on behalf of e2.  Any adjustments to the Merger Consideration shall be made within 30 days after the Closing Date and shall be delivered to or returned by each e2 shareholder in the same manner as set forth Section 2.1 hereof with respect to such shareholder’s receipt of Consideration Shares or Cash Consideration; provided, however, that in the event that the parties hereto do not agree on the foregoing adjustment, then, at the request of either party, the amount of the foregoing adjustment shall be determined by binding arbitration, in accordance with the rules of the American Arbitration Association. Such arbitration shall be conducted by a mutually agreed upon arbitrator.

5.10         Antidilution.

(a)           In the event that, following the Closing Date and prior to May 31, 2002, e-Synergies at any time or from time to time issues or sells any shares of e-Synergies Common Stock (“New Shares”), or options, warrants rights or other securities or debt convertible into or exercisable or exchangeable for shares of e-Synergies Common Stock (“New Share Equivalents” and together with the New Shares, “New e-Synergies Shares”), the following computations shall be made as of May 31, 2002, to determine if, and how many, additional shares of e-Synergies Common Stock (“Additional Consideration Shares”) should be distributed, at no additional cost or expense, to the shareholders of e2 who received Consideration Shares pursuant hereto (the “e2 Consideration Share Recipients”), in order to compensate them for potential dilution to their Consideration Shares:

(i)            The average price for each New e-Synergies Share (the “Average New Issuance Price”) shall be computed by dividing the aggregate consideration for all New e-Synergies Shares issued or sold by the number of New e-Synergies Shares issued or sold.  If, following the foregoing computation, the Average New Issuance Price is less than $.80 then the deemed value per Consideration Share of $1.00 established in connection with the Exchange Ratio shall be reduced to that value (calculated to the nearest full cent) equal to the difference of (a) $1.00 less (b) the amount equal to the difference of (x) $.80 less (y) the Average New Issuance Price (the “New Per Consideration Share Value”), and

(ii)           The Exchange Ratio shall also then be adjusted to reflect the ratio of 13,455,557 (the “e2 Exchange Shares”) to that number equal to the quotient of $6,400,000 (plus or minus and adjustment pursuant to Section 5.9) divided by the New Per Consideration Share Value (the “New e-Synergies Exchange Shares”); and each e2 Consideration Share Recipient shall be entitled to receive, Additional e-Synergies Shares equal to (A) the product of (X) the quotient determined by dividing the number of New e-Synergies Exchange Shares by 13,455,557, multiplied by (Y) the number of e2 Exchange Shares originally attributed to such e2 Consideration Share Recipient in connection with determining his allocable portion of the Consideration Shares, less (B) the number of Consideration Shares already then issued to such e2 shareholder.

(b)           For purposes of any computation to be made in accordance with Section 5.10(a) above, the following provisions shall be applicable:

(i)            In case of the issuance or sale (otherwise than as a dividend or other distribution on any stock of e-Synergies) of e-Synergies Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined in good faith by resolution of the independent directors of e-Synergies.

(ii)           The aggregate maximum number of New Share Equivalents issuable under all options, rights or warrants issued following the Closing Date and outstanding as of May 31, 2002 shall be deemed to be issued and outstanding at May 31, 2002, and for a consideration equal to the minimum purchase price per share then provided for in the options, rights or warrants, plus the consideration, if any, received by e-Synergies for the options, rights or warrants themselves, and if no minimum price is provided in the options, rights or warrants, then the consideration shall be equal to zero; it being understood that, in the event any options, rights or warrants issued following the Closing Date expire or are terminated prior to May 31, 2002, the number of New Share Equivalents deemed to be issued and outstanding pursuant to this subsection (b)(ii) shall not include such number of shares as to which options, warrants and/or rights shall have expired or terminated unexercised.

(iii)          The aggregate maximum number of New Share Equivalents issuable upon conversion or exchange of any convertible or exchangeable securities issued following the closing Date and outstanding as of May 31, 2002 shall be deemed to be issued and outstanding at May 31, 2002, and for a consideration equal to the consideration received by e-Synergies for such securities, plus the minimum consideration, if any, receivable by e-Synergies upon the conversion or exchange thereof, it being understood that, in the event the right to convert or exchange such convertible or exchangeable securities is terminated or expires(whether by reason of redemption or otherwise) prior to May 31, 2002, the number of New Share Equivalents deemed to be issued and outstanding pursuant to this subsection (b)(iii) shall not include such number of shares as to which the conversion or exchange rights shall have expired or terminated unexercised.

(iv)          If any change shall occur in the price per share provided for in any of the options, rights or warrants referred to in subsection (i) of this Section 5.10(b), or in the price per share at which the securities referred to in subsection (ii) of this Section 5.10(b) are convertible or exchangeable, the options, rights or warrants or conversion or exchange rights, as the case may be, shall be deemed to have expired or terminated on the date when such price change became effective with respect to shares not theretofore issued pursuant to the exercise or conversion or exchange thereof, and e-Synergies shall be deemed to have issued upon such date new options, rights or warrants or convertible or exchangeable securities at the new price with respect to the number of shares issuable upon the exercise of such options, rights or warrants or the conversion or exchange of such convertible or exchange securities.

(c)           Anything contained in this Section 5.10 to the contrary notwithstanding, none of the following issuances shall be deemed New e-Synergies Shares and therefore shall be excluded from any anti-dilution computations or adjustments under this Section 5.10:

(i)            e-Synergies Common Stock issued or issuable upon the conversion or exercise of options, warrants, rights and other securities or debt convertible into or exercisable or exchangeable for e-Synergies Common Stock outstanding on the date hereof or issued on the date hereof;

(ii)           e-Synergies Common Stock or options, warrants, stock appreciation rights or other rights or stock-based awards (or shares of e-Synergies Common Stock issuable upon conversion, exercise or exchange thereof) available for future grant under e-Synergies' stock option or incentive plans or any future stock option or incentive plan approved by e-Synergies's shareholders;

(iii)          e-Synergies Common Stock or options, warrants, rights or other securities or debt convertible into, or exercisable for e-Synergies Common Stock (or shares of e-Synergies Common Stock issuable upon conversion, exercise or exchange thereof) which are issued pursuant to a transaction which is not a Financing Transaction (e.g. to cover issuances to contractors and vendors of e-Synergies and issuances to certain professionals in exchange for services rendered on behalf of e-Synergies).  The term "Financing Transaction" shall mean any transaction consummated by e-Synergies the primary purpose of which is to raise capital for e-Synergies; and

(iv)          e-Synergies Common Stock or options, warrants, rights or other securities or debt convertible into, or exercisable or exchangeable for, e-Synergies Common Stock (or shares of  e-Synergies Common Stock issuable upon conversion, exercise or exchange thereof) which are issued in connection with e-Synergies extending, refinancing or modifying existing senior indebtedness.

SECTION 6

CONDITIONS TO OBLIGATIONS OF THE PARTIES

6.1           Conditions to Obligations of the e-Synergies Parties.  All obligations of the e-Synergies Parties to consummate the Merger and the other transactions contemplated by this Agreement are subject, at the e-Synergies Parties’ option, to the fulfillment prior to or at the Closing Date of each of the following conditions:

(a)           Representations and Warranties.  All representations and warranties of e2 contained in this Agreement shall be true and complete at and as of the Effective Time as though made at and as of that time (except for representations and warranties that speak as of a specific date or time which need only be true and complete as of such date or time), except where the failure to be true and complete does not have a Material Adverse Effect.

(b)           Covenants and Conditions.  e2 shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by them prior to or on the Closing Date, except where the failure to have performed and complied is not material.

(c)           No litigation.  No action, suit or proceeding against e2 relating to the consummation of any of the transactions contemplated by this Agreement or any governmental action seeking to delay or enjoin any such transactions shall be pending or threatened.

(d)           Material Adverse Change.  From August 31, 2001 through the Effective Time, no Material Adverse Change with respect to e2 has occurred.

(e)           Consents and Approvals.  The required consents and approvals hereunder shall have been received.

(f)            Opinion of Counsel.  Receipt of an opinion of Akin, Gump, Strauss, Hauer & Feld L.L.P. ("Akin Gump"),dated the Closing Date.

(g)           Accredited Investor Questionnaire.  Each e2 shareholder who will receive Consideration Shares pursuant to this Agreement shall have executed and delivered to e-Synergies an Accredited Investor Questionnaire; provided, however, that if the sum of (x) the number of e2 shareholders who are not "accredited investors" as indicated on Accredited Investor Questionnaire's executed and delivered to e-Synergies and (y) the number of e2 shareholders who have not executed and delivered to e-Synergies completed Accredited Investor Questionnaires is less than thirty-five (35), then the e-Synergies Parties shall be deemed to have waived the provisions of this Section 6.1(g).

(h)           Accredited Investors.  There are no more than thirty-five (35) e2 shareholders who will receive Consideration Shares pursuant to this Agreement that are not “accredited investors.”

(i)            Dissenting Shareholders.  Holders of no more than thirty-two thousand (32,000) shares of e2 Common Stock shall exercise a right to dissent from the Merger, if they are entitled to do so under the Texas Business Corporation Act.

(j)            Trading Agreement.  The Restricted Shareholders shall have signed the Trading Agreement.

(k)           Conversion of Preferred Stock.  The conversion of e2’s Preferred Stock referred to in Section 2.1(e) shall have occurred.

(l)            Fairness Opinion.  Stephens, Inc. shall have executed and delivered to e2 and its shareholders a fairness opinion with respect to the Merger.

6.2           Conditions to Obligations of e2.  All obligations of e2 to consummate the Merger and the other transactions contemplated by this Agreement, are subject, at e2’s option, to the fulfillment prior to or at the Closing Date of each of the following conditions:

(a)           Representations and Warranties.  All representations and warranties of the e-Synergies Parties contained in this Agreement shall be true and complete in all material respects at and as of the Closing Date as though made at and as of that time (except for representations and warranties that speak as of a specific date or time which need only be true and complete as of such date or time) except when the failure to be true and complete does not have a Material Adverse Effect.

(b)           Covenants and Conditions.  The e-Synergies Parties shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date, except where the failure to have performed and complied does not have a Material Adverse Effect.

(c)           No litigation.  No action, suit or proceeding against any of the e-Synergies Parties relating to the consummation of any of the transactions contemplated by this Agreement or any governmental action seeking to delay or enjoin any such transactions shall be pending or threatened.

(d)           Material Adverse Change.  No Material Adverse Change with respect to e-Synergies has occurred.

(e)           Consents and Approvals.  The required consents and approvals hereunder shall have been received, including, without limitation, the requisite shareholder approval as required under the Texas Business Corporation Act (the “Texas Act”).

(f)            Opinion of Counsel.  Receipt of an opinion of Blank Rome Tenzer Greenblatt LLP dated the Closing Date.

(g)           Conversion of Preferred Stock.  The conversion of e2’s Preferred Stock referred to in Section 2.1(e) shall have occurred.

(h)           Fairness Opinion.  Stephens, Inc. shall have executed and delivered to e2 and its shareholders a fairness opinion with respect to the Merger.

SECTION 7

CLOSING DELIVERIES

7.1           Deliveries by e2.  On the Closing Date, e2 shall deliver to the e-Synergies Parties the following, in form and substance reasonably satisfactory to the e-Synergies Parties and their counsel:

(a)           Escrow Agreement.  The Escrow Agreement dated the Closing Date and duly executed by the Representative Shareholder;

(b)           Exchange Agent Agreement.  A duly executed exchange agent agreement if required by the Exchange Agent;

(c)           Certificate of Merger.  A Certificate of Merger in the form attached hereto as Exhibit 7.1(c) dated the Closing Date and duly executed by the appropriate officers of e2 (the “Certificate of Merger”);

(d)           Certificate.  A certificate, dated as of the Closing Date, executed by an appropriate officer of e2, certifying jointly and severally to e-Synergies:  (i) that the representations and warranties of e2 contained in this Agreement are true and complete as of the Closing Date as though made on and as of that date (except for representations and warranties that speak as of a specific date or time, which need only be true and complete as of such date or time), except to the extent that the failure of such representations and warranties shall not have had a Material Adverse Effect, and (ii) that e2 has in all respects performed and complied with all of their respective obligations, covenants and agreements in this Agreement to be performed and complied with on or prior to the Closing Date, except to the extent that the failure to perform such covenants shall not have had a Material Adverse Effect;

(e)           Secretary’s Certificate.  A certificate, dated as of the Closing Date, executed by e2’s Secretary (i) certifying that the resolutions, as attached to such certificate, were duly adopted by each of e2’s Board of Directors and shareholders, authorizing and approving the execution of this Agreement and the consummation of the transaction contemplated hereby and that such resolutions remain in full force and effect, and (ii) providing, as attachments thereto, the e2 Articles and Bylaws of e2, with all amendments;

(f)            Good Standing Certificates.  Certificates as to the formation and/or good standing of e2 issued by the Texas SOS to be dated a date not more than a reasonable number of days prior to the Closing Date;

(g)           Opinion of Counsel.  An opinion of Akin Gump dated as of the Closing Date, substantially in the form of Exhibit 6.1(f) attached hereto; and

(h)           Other Documents.  Such other documents listed herein or as are reasonably requested by the e-Synergies Parties or their counsel for complete implementation of this Agreement and consummation of the transaction contemplated hereby.

7.2           Deliveries by the e-Synergies Parties.  Prior to or on the Closing Date, the e-Synergies Parties shall deliver the following, in form and substance reasonably satisfactory to the  Exchange Agent, e2 and its counsel:

(a)           Delivery of Consideration Shares.  To the Exchange Agent, stock certificate(s) representing the Consideration Shares in the amounts contemplated by this Agreement, subject, however, to Section 2.1(g) hereof;

(b)           Escrow Agreement.  The Escrow Agreement executed by the e-Synergies Parties and Escrow Agent;

(c)           Escrow Consideration Shares.  To the Escrow Agent, stock certificate(s) representing the Escrow Consideration Shares in amounts contemplated by this Agreement subject to Section 2.1(g) hereof;

(d)           Certificate of Merger.  To e2, the Certificate of Merger duly executed by the appropriate officers of Merger Sub;

(e)           Officer’s Certificate.  A certificate, dated as of the Closing Date, executed on behalf  of an officer of each of the e-Synergies Parties, certifying (i) that the representations and warranties of each of the e-Synergies Parties contained in this Agreement are true and complete in all material respects as of the Closing Date as though made on and as of that date, and (ii) that each of the e-Synergies Parties have in all material respects performed and complied with all of its obligations, covenants and agreements in this Agreement to be performed and complied with on or prior to the Closing Date;

(f)            Secretary’s Certificate.  To e2, a certificate, dated as of the Closing Date, executed by each of the e-Synergies Parties’ Secretary:  (i) certifying that the resolutions, as attached to such certificate, were duly adopted by each of the e-Synergies Parties’ Board of Directors, authorizing and approving the execution of this Agreement and the consummation of the transaction contemplated hereby and that such resolutions remain in full force and effect; and (ii) providing, as an attachment thereto, each of the e-Synergies Parties’ Certificates of Incorporation and Bylaws;

(g)           Good Standing Certificates.  To e2, certificates as to the formation and/or good standing of the e-Synergies Parties issued by the Secretary of State of California (in the case of e-Synergies) and the Texas SOS (in the case of Merger Sub) to be dated a date not more than a reasonable number of days prior to the Closing Date;

(h)           Opinion of Counsel.  To e2, an opinion of  Blank Rome Tenzer Greenblatt LLP dated as of the Closing Date, substantially in the form of Exhibit 6.2(f) hereto; and

(i)            Other Documents.  To e2, such other documents listed herein or as are reasonably requested by e2 or its counsel for complete implementation of this Agreement and consummation of the transactions contemplated hereby.

SECTION 8

TERMINATION

8.1           Termination by Mutual Consent.  This Agreement may be terminated at any time prior to Closing by the mutual consent of the parties.

8.2           Other Termination.  This Agreement may be terminated by any party hereto and the Merger abandoned if any other party shall have failed to satisfy any of its respective conditions precedent under Section 6 hereof (unless such failure results primarily from the terminating party's breach of any representation, warranty or covenant contained in this Agreement or under any other agreement contemplated hereunder) or the Closing shall not have occurred on or before November 15, 2001.

8.3           Termination by e-Synergies.  This Agreement may be terminated by e-Synergies if for any reason whatsoever, holders of more than thirty-two thousand (32,000) shares of e2 Common Stock exercise their right to dissent from the Merger, if they are entitled to do so under Texas Act.

8.4           Specific Performance.  The parties recognize that, if either party hereto breaches this Agreement and refuses to perform under the provisions of this Agreement, monetary damages alone would not be adequate to compensate the other party for its injury.  Such party shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement.  If any action is brought by such party to enforce this Agreement, the breaching party shall waive the defense that there is an adequate remedy at law.

8.5           Survival.  Notwithstanding the termination of this Agreement pursuant to this Section 8, the obligations of the e-Synergies Parties and e2 set forth in Sections 10.1, 10.2 and 10.10 shall survive such termination, and the parties hereto shall have any and all rights and remedies to enforce such obligations provided at law or in equity or otherwise (including without limitation, specific performance).

SECTION 9

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

9.1           Survival.  All representations and warranties, covenants and agreements of the e-Synergies Parties and e2 contained in or made pursuant to this Agreement or in any certificate furnished pursuant hereto shall survive the Closing Date and the Effective Time and remain in full force and effect for a period of one (1) year after the Closing Date; provided that the representations and warranties in Sections 3.12, 3.21 and 3.22 shall survive the Closing and the Effective Time until expiration of the relevant statute of limitations; and provided further that anything to the contrary in this Section 9.1 notwithstanding, any claim for indemnification under Section 9 hereof which is asserted in a reasonably detailed writing prior to the expiration of the survival periods provided in this Section 9.1 shall survive with respect to such claim or dispute until final resolution thereof.

9.2           Indemnification by e2.

(a)           From and after the Closing, but subject to the other applicable provisions of this Section 9, e2 indemnifies and holds the e-Synergies Parties harmless against and with respect to and shall reimburse the e-Synergies Parties for any and all Losses arising out of or resulting from any untrue representation or any breach of any warranty, covenant or agreement of e2 or any e2 shareholder contained in this Agreement or in any exhibit hereto, including but not limited to the Accredited Investor Agreement or in any certificate, document, or instrument delivered to the e-Synergies Parties by e2 or any e2 shareholder under or in connection with this Agreement.  Such indemnification by e2 shall be effectuated by the e2 shareholders forfeiting, returning, assigning and transferring to the e-Synergies Parties the appropriate number of Escrow Consideration Shares promptly after a determination that an indemnification event occurred pursuant to the terms of the Escrow Agreement.  In calculating the amount of Escrow Consideration Shares to be forfeited, returned, assigned and transferred by the e2 shareholders pursuant to this Section 9.2 or the Escrow Agreement, each Escrow Consideration Share shall be valued at the value on the Closing Date; provided, however, that in the event of a stock split or similar even occurring after the Effective Time with respect to any of the Escrow Consideration Shares, an appropriate adjustment shall be made to the deemed value of such Escrow Consideration Shares.

(b)           Subject to this Section 9.2(b) and the Escrow Agreement, the sole remedy that the e-Synergies Parties shall have against e2 after the Closing for all other Losses incurred by the e-Synergies Parties under or in connection with this Agreement shall be limited to the forfeiture, return, assignment and transfer to the e-Synergies Parties of the appropriate number of Escrow Consideration Shares as contemplated by Section 9.2(a) and the Escrow Agreement.

9.3           Procedure for Indemnification.  The procedure for indemnification shall be as follows:

(a)           The party claiming indemnification (the “Claimant”) shall promptly give notice to the party from which indemnification is claimed (the “Indemnifying Party”) of any claim, whether between the parties or brought by a third party, specifying in reasonable detail the factual basis for the claim.  If the claim relates to an action, suit, or proceeding filed by a third party against Claimant, such notice shall be given by Claimant within five (5) business days after written notice of such action, suit, or proceeding was given to Claimant.

(b)           With respect to claims solely between the parties, following receipt of notice from the Claimant of a claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the claim as the Indemnifying Party deems necessary or desirable.  For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party and its authorized representatives the information relied upon by the Claimant to substantiate the claim.  If the Claimant and the Indemnifying Party agree at or prior to the expiration of the thirty (30) day period (or any mutually agreed upon extension thereof) to the validity and amount of such claim, the Indemnifying Party shall immediately pay to the Claimant the full amount of the claim.  If the Claimant and the Indemnifying Party do not agree within the thirty (30) day period (or any mutually agreed upon extension thereof), the Claimant may seek appropriate remedy at law or equity.

(c)           With respect to any claim by a third party as to which the Claimant is entitled to indemnification under this Agreement, the Indemnifying Party shall have the right at its own expense, to participate in or assume control of the defense of such claim, and the Claimant shall cooperate fully with the Indemnifying Party, subject to reimbursement for actual out-of-pocket expenses incurred by the Claimant as the result of a request by the Indemnifying Party. If the Indemnifying Party elects to assume control of the defense of any third-party claim, the Claimant shall have the right to participate in the defense of such claim at its own expense.  If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any third-party claim, it shall be bound by the results obtained in good faith by the Claimant with respect to such claim.

(d)           If a claim, whether between the parties or by a third party, requires immediate action, the parties will make every effort to reach a decision with respect thereto as expeditiously as possible.

9.4           Certain Limitations.

(a)           The amount of the Losses suffered by an Indemnified Party shall be net of any insurance payment or recovery which such party or its representatives realizes in respect of or as a result of such Losses or the facts or circumstances relating thereto.  If any Losses for which indemnification is provided hereunder or subsequently reduced by any such insurance payment or other recovery from a third party, the amount of such reduction shall be remitted to the indemnifying party.  If, after the Closing, either party realizes any Losses for which it is indemnified by the other party hereunder, such indemnified party shall use its reasonable efforts to obtain the maximum recovery or other benefit reasonably believed by it to be available to it under any applicable insurance policy.  An indemnified party shall furnish to the indemnifying party, on demand, a certificate of its chief financial officer verifying the amount of any such insurance recovery or other benefit.  Notwithstanding any other provision of this Agreement to the contrary, in no event shall a party be entitled to indemnification for such party’s consequential or punitive damages, regardless of the theory of recovery.  Each party hereto agrees to use reasonable efforts to mitigate any Losses which form the basis for any claim for indemnification hereunder.

(b)           Anything contained in this Agreement to the contrary notwithstanding, the e-Synergies Parties' total liability for any and all Losses incurred by e2 shareholders arising out of or resulting from any breach of its representations and warranties contained in this Agreement or in any exhibit hereto shall not exceed $1,000,000.  Any such liability shall be satisfied, at e-Synergies sole and absolute discretion, by (i) the payment of cash to the e2 shareholders of the amount of Losses suffered by the e2 shareholders up to $1,000,000 or (ii) the issuance to e2 shareholders of such number of shares of Common Stock of e-Synergies equal to the value of the Losses suffered by the e2 shareholders up to $1,000,000, which e-Synergies Common Stock shall be valued on the date of such issuance, in either such case, pro rata to the e2 shareholders in accordance with their percentage interest in e2 as of the Closing Date.  For purposes of clarification, the preceding sentence shall mean that no e2 shareholder shall receive cash or shares of e-Synergies Common Stock having a value in excess of such shareholders' pro rata share of up to $1,000,000.  Any such shares issued pursuant to this Section 9.4(b) shall be included in any Registration Statement filed pursuant to Section 5.4.

SECTION 10

MISCELLANEOUS

10.1         Fees and Expenses.

(a)           Except as otherwise provided in this Agreement, each party shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement, including all fees and expenses of counsel, accountants, agents and representatives, and each party shall be responsible for all fees or commissions payable to any finder, broker, advisor, or similar Person retained by or on behalf of such party.  Other than fees due Stephens, Inc., in no event shall e2 pay for any of the aforementioned fees, expenses or commissions of e2 in excess of Fifty Thousand Dollars ($50,000) without the consent of e-Synergies, which consent shall not be unreasonably withheld.

(b)           Notices.  All notices, requests, consents, payments, demands, and other communications required or contemplated under this Agreement shall be in writing and (a) personally delivered or sent via telecopy (receipt confirmed and followed promptly by delivery of the original), or (b) sent by Federal Express or other reputable overnight delivery service (for next business day delivery), shipping prepaid, as follows:

If to the e-Synergies Parties to:

e-Synergies, inc.
3 Corporate Plaza, Suite 250
Newport Beach, CA 92660
Attn:	President
Telephone:	800-715-9999
Fax:	815-328-0698

With a copy to:

Robert J. Mittman, Esquire
Blank Rome Tenzer Greenblatt, LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone:	(212) 885-5000
Fax:	(212) 885-5001

If to e2 Communications, Inc.:

e2 Communications, Inc.
6404 International Parkway, Suite 1200
Plano, Texas 75093
Attention:	Jeffrey Cordes
Telephone:	(972) 931-7000, ext 235
Fax:	(972) 931-8883

With a copy to:

Michael Tarski, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
Telephone:	(214) 969-4242
Fax:	(214) 969-4343

or to such other Persons or addresses as any Person may request by notice given as aforesaid.  Notices shall be deemed given and received at the time of personal delivery or completed telecopying, or, if sent by Federal Express or such other overnight delivery service one Business Day after such sending.

10.2         Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, executors personal and legal representatives.  Subject to the limitations set forth in Section 9.4(b) hereof, the e2 shareholders shall be third-party beneficiaries of the representations and warranties made by the e-Synergies Parties under Section 4 hereof and may rely on such representations and warranties as though a party hereto.

10.3         Further Assurances.  The parties shall take any actions and execute any other documents that may be necessary or desirable (before or after the Closing) to the implementation and consummation of this Agreement.

10.4         GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO THE CHOICE OF LAW PROVISIONS THEREOF).

10.5         Entire Agreement.  Any confidentiality agreement entered into between or among the parties, this Agreement and the Annexes and the Schedules hereto, each of which Annexes and Schedules are hereby incorporated herein by reference, and all documents, certificates and other documents to be delivered by the parties pursuant hereto, collectively, represent the entire understanding and agreement between e-Synergies, Merger Sub and e2 with respect to the subject matter of this Agreement.  Except for the aforementioned confidentiality agreement, this Agreement supersedes all prior negotiations between the parties and cannot be amended, supplemented, or changed except by an agreement in writing duly executed by each of the parties hereto.

10.6         Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement, or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.6.

10.7         Headings.  The headings of the sections and subsections contained in this Agreement are inserted for convenience only and do not form a part or affect the meaning, construction or scope thereof.

10.8         Counterparts.  This Agreement may be signed in two or more counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

10.9         Cooperation.  The parties hereto shall reasonably cooperate with each other and their respective counsel and accountants in connection with any actions required to be taken as part of their respective obligations under this Agreement, and in connection with any litigation after the implementation and consummation of this Agreement, and otherwise use their commercially reasonable efforts to consummate the transaction contemplated hereby and to fulfill their obligations under this Agreement.

10.10       Public Announcements.  The parties hereto shall consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the transactions contemplated herein and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement as may be required by law or any listing agreement with a national securities exchange to which the e-Synergies Parties are a party if it has used all reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner.

10.11       Knowledge.  References in this Agreement to “knowledge” and words of similar import shall mean, with respect to the e-Synergies parties, the actual knowledge of its executive officers, and  shall mean, with respect to e2, the actual knowledge of Jeffrey Farris and Jeffrey Cordes.

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized officers of e2 and the e-Synergies Parties as of the date first written above.

The e-Synergies Parties:

e-Synergies, inc.

By:	/s/ Thomas Ronk
	Name:	Thomas Ronk
	Title:	President

e2 Acquisition Corp.

By:	/s/ Thomas Ronk
	Name:	Thomas Ronk
	Title:	President

e2:

e2 Communications, Inc.

By:	/s/ Jeffrey L. Farris
	Name:	Jeffrey L. Farris
	Title:	President and CEO

Annex 1

CERTAIN DEFINITIONS

                The following terms, as used in this Agreement, have the meanings set forth in this Annex 1 (terms defined in the singular to have the correlative meaning in the plural and vice versa):

                “Affiliate”  means, with respect to any Person, (a) any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person, or (b) an officer or director of such Person or of an Affiliate of such Person within the meaning of clause (a) of this definition.  For purposes of clause (a) of this definition, (i) a Person shall be deemed to control another Person if such Person (A) has sufficient power to enable such Person to elect a majority of the board of directors of such Person, or (B) owns a majority of the beneficial interests in income and capital of such Person; and (ii) a Person shall be deemed to control any partnership of which such Person is a general partner.

                “Closing” means the closing of the transactions contemplated by this Agreement on the Closing Date.

                “Closing Date” means the date on which the Closing occurs, as determined pursuant to Section 2.2.

                “Code” means the Internal Revenue Code of 1986, as amended.

                “Contaminant” shall mean and include any pollutant, contaminant, hazardous material (as defined in any of the Environmental Laws), toxic substances (as defined in any of the Environmental Laws), asbestos or asbestos containing material, urea formaldehyde, polychlorinated biphenyls, regulated substances and wastes, radioactive materials, and petroleum or petroleum by-products, including crude oil or any fraction thereof.

                “Contracts” means all contracts, consulting agreements, leases, non-governmental licenses and other agreements (including leases for personal or real property and employment agreements), written or oral (including any amendments and other modifications thereto) that relate to or affect a party’s assets, properties, or its business or operations, the performance of which involves annual consideration in excess of $15,000 and that either (a) are in effect on the date of this Agreement, or (b) are entered into by any party hereto between the date of this Agreement and the Closing Date.

                “Environmental Laws” shall mean and include, but not be limited to, any applicable federal, state or local law, statute, charter, ordinance, rule or regulation or any Governmental Body interpretation, policy or guidance, including, without limitation, applicable safety/environmental/health laws, such as, but not limited to, the Resource Conservation and Recovery Act of 1976, Comprehensive Environmental Response Compensation and Liability Act, Federal Emergency Planning and Community Right-to-Know Law, the Clean Air Act, the Clean Water Act, and the Toxic Substance Control Act, as any of the foregoing have been amended, and any Governmental Authorization or Order applicable to or affecting the Property or any other property (real or personal) used by or relating to e2 or issued pursuant to any Environmental Laws which pertains to, governs, or controls the generation, storage, remediation or removal of Contaminants or otherwise regulates the protection of health and the environment, including, but not limited to, any of the following activities, whether on site or off site if such could materially affect the site:  (i) the emission, discharge, release, spilling or dumping of any Contaminant into the air, surface water, ground water, soil or substrata; or (ii) the use, generation, processing, sale, recycling, treatment, handling, storage, disposal, transportation, labeling or any other management of any Contaminant.

                “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

                “Escrow Agent” means Blank Rome Tenzer Greenblatt LLP.

                “GAAP” means generally accepted United States accounting principles, applied on a consistent basis.

                “Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

                “Governmental Body” means any:

                                (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

                                (b) federal, state, local, municipal, foreign, or other government;

                                (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

                                (d) multi-national organization or body;

                                (e) self-regulatory organization (including, with limitation, NASD); or

                                (f) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

                “Intangibles” means all copyrights, trademarks, trade names, service marks, service names, licenses, patents, permits, jingles, proprietary information, technical information and data, machinery and equipment warranties, and other similar intangible property rights and interests (and any goodwill associated with any of the foregoing) applied for, issued to, or owned by e2 or under which e2 is licensed or franchised and that are used in the business and operations of e2, together with any additions thereto between the date of this Agreement and the Closing Date.

                “Leased Real Property” means all real property and all buildings and other improvements thereon and appurtenant thereto leased or held by e2.

                “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, self regulatory organization or other administrative order, constitution, law, ordinance, principle of common law, rule, regulation, statute, treaty, by-law, or the like.

                “Losses” means any loss, liability, damage, cost, or expense, including, without limitation, reasonable attorneys’ fees and expenses.

                “Material Adverse Change” means since August 31, 2001, any material adverse change in the business, operations, properties, prospects, assets, or condition, of the Person referred to, or the occurrence of any event or the existence of any circumstance that constitutes a Material Adverse Effect.

                “Material Adverse Effect” shall mean a material adverse effect on the business, operations, properties, financial condition, assets, liabilities or results of operations of the Person referred to, taken as a whole, or the ability of such Person to consummate the transactions contemplated by this Agreement.

                “Order” means any award, decision, injunction, judgment, decree, order, ruling, writ, determination, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

                “Ordinary Course of Business” an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:

                                (a)           such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

                                (b)           such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and

                                (c)           such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

                “Permitted Encumbrances” means (a) encumbrances of a landlord, or other statutory lien not yet due and payable, or  landlord’s liens arising in the Ordinary Course of Business, (b) encumbrances arising in connection with equipment or maintenance financing or leasing under the terms of the Contracts set forth on the Schedules, which Contracts have been made available to the e-Synergies Parties, (c) encumbrances for Taxes not yet delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on e2’s books in accordance with generally accepted accounting principles, or (d) encumbrances that do not materially detract from the value of any of the assets of e2 or materially interfere with the use thereof as currently used.

                “Person” means an individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership, organization or other entity or Governmental Body.

                “Real Property” means all real property and all buildings and other improvements thereon and appurtenant thereto leased by e2 used in the business or operations of e2.

                “Real Property Interests” means all interests in Leased Real Property, including fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, and rights of way, and all buildings and other improvements thereon and appurtenant thereto, owned or held by e2 that are used in the business or operations of e2, together with any additions, substitutions and replacements thereof and thereto between the date of this Agreement and the Closing Date.

                “Related Person” means with respect to a particular individual:

                                (a)           each other member of such individual’s Family;

                                (b)           any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family;

                                (c)           any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

                                (d)           any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

                                (a)           any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

                                (b)           any Person that holds a Material Interest in such specified Person;

                                (c)           each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

                                (d)           any Person in which such specified Person holds a Material Interest;

                                (e)           any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

                                (f)            any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 5% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 5% of the outstanding equity securities or equity interests in a Person.

                “SEC” means the United States Securities and Exchange Commission.

                “Securities Act” means the Securities Act of 1933, as amended.

                “Tangible Personal Property” means all machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, inventory, spare parts and other tangible personal property owned or held by e2 that is used or useful in the conduct of the business or operations of e2, together with any additions, substitutions and replacements thereof and thereto between the date of this Agreement and the Closing Date.

                “Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, capital, transfer, employment, withholding, or other tax or similar governmental assessment, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

                “Tax Authority” means any Governmental Body or other authority exercising any taxing or tax regulatory authority.

                “Tax Liability” means any liability for Taxes.

                “Taxable Period” means any taxable year or any other period that is treated as a taxable year with respect to which any Taxes may be imposed under any applicable statute, rule, or regulation.

                “Tax Proceeding” means any audit, examination, claim, or other administrative or judicial proceeding involving Taxes.

                “Tax Return” means any tax return, declaration of estimated tax, tax report or other tax statement (including supporting information), or any other similar filing required to be submitted to any Governmental Body with respect to any Taxes.